UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2004

CAMFLO INTERNATIONAL INC.

(Name of Registrant)

789 West Pender Street, Suite #1205 Vancouver, British Columbia V6C 1H2

Executive Offices

99.1

Chapman Engineering Report

99.2

December 31, 2003 audited statements

99.3

2004 Information Circular

99.4

2004 Notice

99.5

2004 Proxy

99.6

June 30 Management’s Discussion and Analysis

99.7

June 30, 2004 Interim Financial Statements

99.8

Certifications

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Camflo International Inc. -- SEC File No. 0-30026

(Registrant)

Date: November 30, 2004    By /s/ Alan Crawford

                                               Alan Crawford, President and Director

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